SEC #1-13812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PE 8-1-02

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of August 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date August 9, 2002

By: K. Church
Kathryn A. Church
Corporate Secretary

PACIFIC RIM
MINING CORP.

BRETT RESOURCES INC.

Pacific Rim News Release #02-12
TSX, AMEX Symbol PMU

Brett Resources News Release
TSX Venture Exchange: BRN

August 9, 2002

PACIFIC RIM OPTIONS CERRO GASPAR PROJECT FROM BRETT RESOURCES

Pacific Rim Mining Corp. is pleased to announce the formation of a joint venture with Brett Resources Inc. on the Cerro Gaspar Project, northeastern El Salvador. The Cerro Gaspar project is approximately 100 kilometers east of Pacific Rim's El Dorado gold project. Under the terms of the agreement, Pacific Rim has the right to earn a 60% interest in the project by making staged exploration expenditures totalling US$1.5 million over five years. Pacific Rim must expend US$100,000 by the first anniversary, an additional US$150,000 in each of years 2 and 3, US$300,000 in year 4 and US$800,000 in year 5.

Cerro Gaspar is a high-level adularia-sericite epithermal system with a known strike length of 5 kilometers. At the south end of the system, a series of shallow old workings expose a banded quartz vein that contains high-grade gold mineralization. The vein can be traced for 200 meters along strike and varies between 1.0 and 2.5 m in width. It is steeply dipping, strikes to the north and is exposed at an elevation of 50 meters above sea level (ASL). A 2.3 meter continuous chip sample across the vein averaged 24.7 g/t Au. The vein was previously drilled to sea level with five shallow core holes. Assays in two of these holes contained bonanza grades including: 0.95 meters averaging 26.5 g/t gold and 147 g/t silver, within a 2 meter interval of 18.5 g/t Au and 142 g/t Ag; and 0.65 meters averaging 15.6 g/t gold and 67 g/t silver. Results reported herein are from earlier work conducted by Brett Resources and announced in their news release dated December 8, 1999.

To the north, along strike of the same structure over a distance of 4.5 kilometers, is a large alteration system cross-cut by numerous small veinlets and stockworks that typically contain low levels of gold mineralization, although chip sampling returned values up to 3.3 g/t Au, while select sampling of a veinlet zone ran 7.1 g/t Au. The alteration system is at elevations ranging from 100 to 226 meters ASL. This broad alteration system is interpreted to be near the top of the epithermal system whereas the bonanza vein to the south exposes the productive level of the system. The bottom of the bonanza zone is unknown.

Pacific Rim Mining Corp.
#2393 – 595 Burrard St.,
Vancouver, BC V7X 1K8
Tel: 604-689-1976 Fax: 604-689-1978
E-mail: info@pacrim-mining.com
Website: www.pacrim-mining.com

Brett Resources Inc.
Suite 900 – 475 Howe St.
Vancouver, BC
Tel: 604-488-0008 Fax: 604-684-9877
Website: www.bmts.bc.ca/brn

"We like the fact that the top of the system is exposed at Gaspar and that we have an idea of the depth to the bonanza zone where we know there are good grades locally. Knowing the elevation of the high-grade mineralization, or productive level, will allow us to use our drilling dollars economically; we can focus on exploring along the strike extent of the target rather than having to first conduct exploratory holes to identify the productive level Our plan is to conduct a surface sampling and geologic mapping program to identify drill targets. This work will commence in the coming months as the rains diminish and the vegetation recedes, permitting more efficient access to the surface exposures," says Tom Shrake, Pacific Rim's CEO.

On behalf of the board of directors,

"Thomas C. Shrake"

Thomas C. Shrake
CEO
Pacific Rim Mining

"Carl Hering"

Carl Hering
President & CEO
Brett Resources Inc.

For further information call
Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
www.pacrim-mining.com

The statements which are not historical facts contained in this release, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to geological interpretations that may change with additional information, and the timing, extent and focus of future work on the project.
The TSX and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Pacific Rim Mining Corp.
#2393 – 595 Burrard St.,
Vancouver, BC V7X 1K8
Tel: 604-689-1976 Fax: 604-689-1978
E-mail: info@pacrim-mining.com
Website: www.pacrim-mining.com

Brett Resources Inc.
Suite 900 – 475 Howe St.
Vancouver, BC
Tel: 604-488-0008 Fax: 604-684-9877
Website: www.bmts.bc.ca/brn